Exhibit 99.1

Universe Pharmaceuticals INC Announces Receipt of Nasdaq Notification Regarding Minimum Market Value of Publicly Held Shares

Jiangxi, China, August 4, 2023 (GLOBE NEWSWIRE) – Universe Pharmaceuticals INC (NASDAQ: UPC) (“Universe Pharmaceuticals” or the “Company”), a pharmaceutical producer and distributor in China, today announced that the Company received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on August 1, 2023, notifying the Company that it is not in compliance with the minimum Market Value of Publicly Held Shares (“MVPHS”) requirement set forth in the Nasdaq Listing Rules for continued listing on the Nasdaq Global Market.

Nasdaq Listing Rule 5450(b)(1)(C) requires listed securities to maintain a MVPHS of at least $5,000,000, and Nasdaq Listing Rule 5810(c)(3)(D) provides that a failure to meet the MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the Company’s MVPHS for the 30 consecutive business days from June 16, 2023 to July 31, 2023, the Company no longer meets the MVPHS requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Global Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has been provided 180 calendar days, or until January 29, 2024, to regain compliance with Nasdaq Listing Rule 5450(b)(1)(C). To regain compliance, the Company’s MVPHS needs to close at $5,000,000 or more for a minimum of 10 consecutive business days at any time during the compliance period. In the event the Company does not regain compliance by January 29, 2024, the Company will receive written notification that its securities are subject to delisting. Alternatively, the Company may consider applying to transfer its securities to the Nasdaq Capital Market.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor its MVPHS and will consider using available options to regain compliance with the MVPHS requirement under the Nasdaq Listing Rules.

About Universe Pharmaceuticals INC

Universe Pharmaceuticals INC, headquartered in Ji’an, Jiangxi, China, is a pharmaceutical producer and distributor in China. The Company specializes in the manufacturing, marketing, sales and distribution of traditional Chinese medicine derivatives products targeting the elderly with the goal of addressing their physical conditions in the aging process and to promote their general well-being. The Company also distributes and sells biomedical drugs, medical instruments, Traditional Chinese Medicine Pieces, and dietary supplements manufactured by third-party pharmaceutical companies. Currently, the Company’s products are sold in 30 provinces of China. For more information, visit the company’s website at http://www.universe-pharmacy.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Ascent Investor Relations LLC

Tina Xiao

President

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com